UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $1,985,891,917.92	Amount of filing fee** $251,612.51

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 49,321,468 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 32.50 per share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on January 29, 2004 of EUR 1 = $1.2389. Such number of shares represents the number of ordinary shares issued and outstanding as of September 30, 2003 and excludes shares held by Celanese AG in treasury, which Celanese AG has committed not to tender.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$251,612.51
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	February 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  ☒ third-party tender offer subject to Rule 14d-1.

                  ☐ issuer tender offer subject to Rule 13e-4.
                  ☐ going-private transaction subject to Rule 13e-3.
                  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

      This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Luxembourg Holdings S.à r.l. and BCP Crystal Acquisition GmbH & Co. KG on February 2, 2004, as amended by Amendment No. 1 to Schedule TO filed on February 9, 2004 (the “Schedule TO”). The Schedule TO relates to the offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), to purchase all of the issued and outstanding registered ordinary shares, no par value, of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, at a purchase price of EUR 32.50 per share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published February 2, 2004 (as it may be amended or supplemented from time to time, the “Offer Document”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and, where applicable, the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

      Item 1 of the Schedule TO is hereby amended and supplemented by the following:

      (1) The answer to the question captioned “May I withdraw previously tendered registered ordinary shares of Celanese AG?” in Section I.2, “Summary of the Offer – Questions and Answers”, of the Offer Document is hereby amended by deleting the second paragraph thereof in its entirety.

      (2) The answer to the question captioned “Where will the publications required under the German Securities Acquisition and Takeover Act related to this offer be made?” in Section I.2, “Summary of the Offer – Questions and Answers”, of the Offer Document is hereby amended by adding the following new paragraph after the first paragraph thereof:

“In accordance with Rule 14d-3(b) under the Exchange Act, we will promptly file with the U.S. Securities and Exchange Commission (SEC) any amendments to the Schedule TO (of which this offer document constitutes a part) which we filed with the SEC on February 2, 2004 to reflect any material changes in the information set forth in such schedule and to file as an exhibit thereto any amendments to this offer document or the Letter of Transmittal, and any additional press release, advertisement, letter or other document published by us or sent or given by us to holders of shares of Celanese AG which, directly or indirectly, solicits, invites or requests tenders of the shares of Celanese AG. We will also file with the SEC a final amendment to such Schedule TO to report the results of this offer. All amendments to the Schedule TO described in this paragraph will be also be published by us in accordance with the German Securities Acquisition and Takeover Act. This offer document will also be updated to the extent required by German law.”

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

      Items 3(a), (b) and (c) of the Schedule TO are hereby amended and supplemented by the following:

      (1) Section III.1, “Companies Involved – Description of the Bidder, the Acquisition Entities and Blackstone”, of the Offer Document is hereby amended by deleting the ninth paragraph thereof in its entirety and replacing it with the following paragraph:

“Blackstone LR, BMA, BCP IV, Blackstone Capital Partners (Cayman) Ltd. 1, Crystal Holdings and BCP Luxembourg are collectively referred to in this Offer Document as “Blackstone.”

      (2) Section III.3(a), “Companies Involved – Interest of the Bidder in Celanese AG – General”, of the Offer Document is hereby amended by deleting the penultimate paragraph thereof and replacing it with the following paragraph:

“Except as described in this Offer Document, there have been no contacts, negotiations or transactions within the past two years between Blackstone LR, BMA, BCP IV, Blackstone Capital Partners (Cayman) Ltd. 1, Crystal Holdings, BCP Luxembourg or any of Crystal Holdings’ or BCP Luxembourg’s respective subsidiaries or, to the best knowledge of the Bidder and Blackstone, any of the persons listed in Schedule I hereto, on the one hand, and Celanese AG and/or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, takeover offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

      (3) The last sentence of the last paragraph of Schedule I to the Offer Document is amended by deleting it in its entirety and replacing it with the following sentence:

“The telephone number of the principal office of Blackstone LR, BMA, BCP IV, Blackstone Capital Partners (Cayman) Ltd. 1 and Crystal Holdings is +345-949-0100.”

ITEM 4. TERMS OF THE TRANSACTION.

      Items 4(a)(1)(i)-(viii), (x) and (xii) of the Schedule TO are hereby amended and supplemented by the following:

      (1) Section V.4(c), “The Offer – Conditions – Waiver of Conditions”, of the Offer Document is hereby amended by deleting the first sentence thereof and replacing it with the following sentence:

“The Bidder is entitled to waive any of the foregoing conditions, in whole or in part, at any time and from time to time until one German business day prior to the expiration of the Acceptance Period.”

      (2) Section V.7, “The Offer – Withdrawal Rights”, of the Offer Document is hereby amended by deleting the second paragraph thereof in its entirety.

      (3) Section V.8, “The Offer – Description of Requested SEC Relief”, of the Offer Document is hereby amended by:

(x) deleting the word “Requested” from the title of subsection V.8, “Description of Requested SEC Relief”; and

(y) deleting the phrase “In order to reconcile certain areas of conflict between these laws, the Bidder intends to request certain exemptive or no-action relief from the SEC, including requests to allow:” in the second sentence thereof and replacing it with the following phrase:

“In order to reconcile certain areas of conflict between these laws, the Bidder has requested and received from the SEC exemptive or no-action relief to allow:”

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Items 5(a) and (b) of the Schedule TO are hereby amended and supplemented by the following:

      (1) Section III.3(a), “Companies Involved – Interest of the Bidder in Celanese AG – General”, of the Offer Document, as amended and supplemented in the manner described in Item 3 of this Amendment, is hereby incorporated by reference.

      (2) Section IV.1, “Background and Objective of the Offer – General Background of the Offer”, of the Offer Document is hereby amended and supplemented by adding the following before the second to last sentence of the fourth paragraph thereof:

“The concerns about the post-acquisition strategy related in particular to the consortium’s proposed division of responsibility for different parts of Celanese AG’s business between Blackstone and its corporate partner, the implications of having both a financial and a strategic investor invested in the company (including any potential break-up of the business), and the involvement of its management and employees in those plans. As discussed below, these particular concerns about the consortium’s post-acquisition strategy were obviated once Blackstone’s corporate partner withdrew from the process.”

      (3) Section IV.2(d)(i), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out,

Conversion – Domination and Profit and Loss Transfer Agreement”, of the Offer Document is hereby amended by:

(x) inserting the following new paragraph after the second paragraph thereof:

“The Bidder intends to attempt to cause the management board of Celanese AG to propose a resolution for the entering into of a domination and profit and loss transfer agreement at a shareholders’ meeting to be called as soon as practicable after consummation of the Offer. In practice, due to the time involved in calculating and determining the amount of the guaranteed dividend as well as the fair cash compensation (see below), the process of appointing the auditors, the auditors’ examination of the guaranteed dividend and the fair cash compensation and the one month’s prior notice period in order to convene such a meeting, such a process would typically take several months. If such resolution were approved at such a shareholders’ meeting, then the domination and profit and loss transfer agreement would take effect upon registration of such resolution with the commercial register in Germany, which could occur within several days of such meeting.”; and

(y) making the last sentence of the last paragraph thereof into a new paragraph and by adding the following after the last sentence of such new final paragraph:

“Such an offer would be made to all holders (other than the Bidder) of then outstanding Celanese Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder of Celanese AG. If the Celanese Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. Whether or not the Celanese Shares continued to be registered under the Exchange Act at such time, the Bidder would seek to avail itself of any available exemption from such statutes, rules or regulations, and would otherwise comply with such statutes, rules and regulations. Since such an offer would be made by what would then be an affiliate of Celanese AG, such offer could also be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Celanese Shares were no longer registered under the Exchange Act at such time, or such transaction occurred within one year of the termination of the tender offer in a manner substantially similar to that described herein and the consideration offered was at least equal to the consideration offered in this Offer.”

      (4) Section IV.2(d)(ii), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion – Delisting”, of the Offer Document is hereby amended by:

(x) adding the following new paragraph after the fourth paragraph thereof:

“The delisting of the Celanese Shares from the NYSE and the Frankfurt Stock Exchange, and the termination of the registration of the Celanese Shares under the Exchange Act, would each require the cooperation of Celanese AG. The Bidder would have no assurance of such cooperation until the implementation of a domination agreement as discussed above. Nonetheless, the Bidder intends to seek such cooperation from Celanese AG before such time, at least with respect to a delisting from the NYSE. If such cooperation were forthcoming, it is possible that such delisting could be implemented within a few months from the consummation of this Offer.”; and

(y) adding the following after the last sentence of the last paragraph thereof:

“Such an offer would be made to all holders (other than the Bidder) of then outstanding Celanese Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder of Celanese AG. If the Celanese Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. Whether or not the Celanese Shares continued to be registered under the Exchange Act at such time, the Bidder would seek to avail itself of any available exemption from such statutes, rules or regulations, and would otherwise comply with such statutes, rules and regulations. Since such an offer would be made by what would then be an affiliate of Celanese AG, such offer could also be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Celanese Shares were no longer registered under the Exchange Act at such time, or such transaction occurred within one year of the termination of the tender offer in a manner substantially similar to that described herein and the consideration offered was at least equal to the consideration offered in this Offer.”

      (5) Section IV.2(d)(iii), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion – Squeeze-out”, of the Offer Document is hereby amended by adding the following after the last sentence thereof:

“Such a resolution would be binding upon all holders (other than the Bidder) of then outstanding Celanese Shares, including those in the United States, and no holder could choose thereafter to remain a shareholder of Celanese AG. The transfer of shares would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Celanese AG. From then on, the minority shareholders would only have a right to receive the fair cash compensation, and their shares would no longer represent an equity interest in Celanese AG, but only such right to such compensation. Accordingly, such transfer would not be subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder or Regulation 14E under the Exchange Act. Since such Squeeze-out transaction would be effected by what would then be an affiliate of Celanese AG, it could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Celanese Shares were no longer registered under the Exchange Act at such time or such provisions were otherwise not applicable, or such transaction occurred within one year of the termination of the tender offer in a manner substantially similar to that described herein and the fair cash compensation was at least equal to the consideration offered in this Offer.

The Bidder intends to pursue a Squeeze-out as soon as it owns Celanese Shares representing 95% or more of the registered share capital (excluding Treasury Shares) of Celanese AG, which may occur as early as the consummation of this Offer.”

      (6) Section IV.2(d)(iv), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion – Conversion”, of the Offer Document is hereby amended by adding the following after the last sentence to the last paragraph thereof:

“In either case, such an offer would be made to all holders (other than the Bidder, and, if the conversion were not combined with a complete delisting of the Celanese Shares, any such shareholder who had failed to appropriately document its objection to the conversion in the minutes of such shareholders meeting) of then outstanding Celanese Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder of Celanese AG. If the Celanese Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. Whether or not the Celanese Shares continued to be registered under the Exchange Act at such time, the Bidder would seek to avail itself of any available exemption from such statutes, rules or regulations, and would otherwise comply with such statutes, rules and regulations. Since such an offer would be made by what would then be an affiliate of Celanese AG, such offer could also be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Celanese Shares were no longer registered under the Exchange Act at such time, or such transaction occurred within one year of the termination of the tender offer in a manner substantially similar to that described herein and the consideration offered was at least equal to the consideration offered in this Offer.

Although it has no current plans to do so at this time, the Bidder could pursue a conversion at any time following the consummation of this Offer, although it would typically take several months to implement.”

ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

      Items 6(a) and (c)(1) through (7) of the Schedule TO are hereby amended and supplemented by incorporating by reference Section IV.2(d), “Background and Objective of the Offer – Intentions of the Bidder with Regard to Celanese AG – Domination and Profit and Loss Transfer Agreement, Delisting, Squeeze-out, Conversion”, of the Offer Document, as amended and supplemented by Item 5 of this Amendment.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by incorporating by reference Section III.3(a), “Companies Involved – Interest of the Bidder in Celanese AG – General”, of the Offer Document, as amended and supplemented in the manner described in Item 3 of this Amendment.

ITEM 11. ADDITIONAL INFORMATION.

      Items 11(a)(2) and (3) are hereby amended and supplemented by the following:

(1) Section II.1, “General Instructions, in Particular to Shareholders Outside Germany – Making of the Offer Pursuant to the German Securities Acquisition and Takeover Act as well as U.S. Securities Laws”, of the Offer Document is hereby amended by deleting the first two sentences of the seventh paragraph and replacing them with the following:

“The Bidder is not seeking approval or clearance of this Offer from any securities regulatory or similar authority pursuant to the laws of any jurisdiction other than Germany. Neither the Bidder nor Blackstone (as defined in Section III.1, “Companies Involved – Description of the Bidder, the Acquisition Entities and Blackstone”) nor any of their affiliates assumes any responsibility for making further announcements, registrations, or for obtaining further licenses or approvals, in respect of this Offer Document and/or this Offer outside of Germany.”

(2) Section II.5(c), “General Instructions, in Particular to Shareholders Outside Germany – Information Contained in the Offer Document – Forward-Looking Statements; No Update of the Offer Document”, of the Offer Document is hereby amended by:

(x) deleting the words “No Update” from the title of subsection (c), “No Update of the Offer Document” and replacing them with the word “Updates”; and

(y) deleting the last sentence thereof in its entirety and replacing it with the following:

“In accordance with Rule 14d-3(b) under the Exchange Act, we will promptly file with the SEC any amendments to the Schedule TO (of which this Offer Document constitutes a part) filed with the SEC on February 2, 2004 to reflect any material changes in the information set forth in such schedule and to file as an exhibit thereto any amendments to this Offer Document or the Letter of Transmittal (as defined in Section V.5(c), “The Offer – Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares” – Procedures Applicable to North American Shares”), and any additional press release, advertisement, letter or other document published by us or sent or given by us to holders of shares of Celanese AG which, directly or indirectly, solicits, invites or requests tenders of the shares of Celanese AG. We will also file with the SEC a final amendment to such Schedule TO to report the results of this offer. All amendments to the Schedule TO described in this paragraph will be also be published by us in accordance with the German Securities Acquisition and Takeover Act. This Offer Document will also be updated to the extent required by German law.”

      Item 11(b) is amended and supplemented by the following:

(1) Section XII.2(b), “Certain German and U.S. Federal Income Tax Consequences – Certain U.S. Federal Income Tax Consequences – Considerations for Non-Tendering U.S. Holders”, of the Offer Document is amended and supplemented by:

(x) deleting the phrase “or to recognize ordinary income that, but for the “anti-deferral provisions, would have been treated as capital gain” from the last sentence of the first paragraph thereof; and

(y) adding the following new paragraphs after the first paragraph thereof:

“More specifically, U.S. persons that own (or are deemed under the Code to own) interests in a “foreign personal holding company” (an “FPHC”) will have to recognize (regardless of their ownership percentage) as taxable income their pro rata share of certain undistributed income of the FPHC. A foreign corporation will be classified as an FPHC if (1) at any time during the taxable year, five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the corporation’s stock measured by voting power or value (the “shareholder test”); and (2) the corporation receives at least 60% of its gross income (50% after the initial year of qualification), as adjusted, for the taxable year from certain passive sources (the “income test”).

If the Offer is consummated, due to Blackstone’s anticipated ownership percentage of Celanese AG (after applying certain constructive ownership rules), it is likely that the shareholder test will be met with respect to Celanese AG and its non-U.S. subsidiaries. Although it is not expected that Celanese AG or any of its non-U.S. subsidiaries will generate sufficient passive income so as to cause those entities to be subject to the FPHC rules, there can be no assurance that the income test will not be met in any given year.”

(2) Section XIII, “Publications, Declarations and Notifications”, of the Offer Document is amended and supplemented by adding the following new paragraph after the third paragraph thereof:

“In accordance with Rule 14d-3(b) under the Exchange Act, the Bidder will promptly file with the SEC any amendments to the Schedule TO (of which this Offer Document constitutes a part) filed with the SEC on February 2, 2004 to reflect any material changes in the information set forth in such schedule and to file as an exhibit thereto any amendments to this Offer Document or the Letter of Transmittal, and any additional press release, advertisement, letter or other document published by the Bidder or sent or given by the Bidder to holders of shares of Celanese AG which, directly or indirectly, solicits, invites or requests tenders of the shares of Celanese AG. The Bidder will also file with the SEC a final amendment to such Schedule TO to report the results of this offer. All amendments to the Schedule TO described in this paragraph will be also be published by the Bidder in accordance with the German Securities Acquisition and Takeover Act. This Offer Document will also be updated to the extent required by German law.”

(3) The Offer Document, as amended and supplemented in the manner described in Items 1, 3, 4, 5, 6, 8 and 11 of this Amendment, is hereby incorporated by reference.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

      (a)(5)(E) Text of publication made by the Bidder pursuant to § 23(1) of the German Securities Acquisition and Takeover Act on February 16, 2004.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP LUXEMBOURG HOLDINGS S.À R.L.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

EXHIBIT INDEX

Exhibit
No.	Description

(a)(5)(E)	Text of publication made by the Bidder pursuant to § 23(1) of the German Securities Acquisition and Takeover Act on February 16, 2004.